February 8, 2010

Mr. Wayne Carnall, Chief Accountant, Division of Corporation Finance

Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

BY COURIER AND FILED VIA EDGAR

Re:	Hutchison Telecommunications International Limited Form 20-F for the fiscal year ended December 31, 2008 Filed May 27, 2009 File No. 001-32309

Dear Mr. Carnall and Mr. Spirgel,

We refer to your letter of February 4, 2010 in which you communicated your views on the accounting treatment adopted by Hutchison Telecommunications International Limited (“HTIL”) on the tower sale transaction in Indonesia and the receipt of vouchers from a network supplier in Indonesia, each as disclosed in its annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”) filed by HTIL on May 27, 2009.

We have described in this letter, in particular, why the November 24, 2009 amendment (the “Amendment”) to the March 18, 2008 Master Lease Agreement (“MLA”) between HCPT and Protelindo provides further information demonstrating that the accounting treatment adopted by HTIL for the original 2008 tower sale transaction is correct. We believe that the terms of this amendment clearly demonstrate and confirm our prior conclusion that the fixed price purchase option had little economic value as of the inception of the lease in March 2008 and that considering this and other factors, it was not reasonably certain of exercise at that time. This, together with the fact that HCPT does not have substantially all the risks and rewards of the leased assets since the present value of the minimal lease payments does not represent substantially all of the fair value of the leased assets, supports our conclusions on the classification of the leaseback as an operating lease. This is further set out below.

We note that you do not concur with our judgment for the accounting for the leaseback under the original 2008 agreement as an operating lease. However, we continue to believe IFRS does allow for—and in fact requires—the application of judgment in determining whether a transaction should be accounted for as an operating lease or as a finance lease. We have reached our judgment in respect of the accounting for the leaseback transaction after careful consideration of the facts, which included due consideration of the matter by the HTIL Audit Committee. In addition, we also consulted with our parent company, Hutchison Whampoa Limited (“HWL”), which as a global Fortune 500 company has many leases worldwide and significant experience in the complex area of lease accounting. We understand that our auditors, PricewaterhouseCoopers, have also consulted internally with their global IFRS experts and with their US colleagues in forming their view that our accounting was acceptable in this particular instance. We have provided updates to the HTIL Audit Committee in each scheduled meeting, the last of which was held on

November 3, 2009, and our judgment, as well as our auditors’ views on this issue remains unchanged. We recognize that judgments can and do differ between expert accountants and, as a result, a particular accounting treatment may not be the preferred treatment of all experts, but can still be reasonable and acceptable within the relevant accounting standards.

In addition, we reassessed this transaction following the amendments in November 2009 and concluded that the appropriate accounting for this leaseback transaction is as an operating lease.

For the purpose of this response, we have followed the structure of your letter. The Staff’s comments are set out in bold and followed by our response. Unless otherwise defined herein, capitalized terms used in this letter have the same meaning assigned to those terms in the 2008 Form 20-F. HTIL has not amended the 2008 Form 20-F in connection with the Staff’s comments.

1.	Based on the information you have provided we do not concur with your accounting for the leaseback as an operating lease. We note that Hutchison has substantially all of the risks and rewards of the leased tower slots since the present value of the minimum lease payments represent substantially all of the fair value of the leased asset and you have a fixed price purchase option to purchase the asset at the end of the lease term. Please restate your financial statements to:

•	account for the leaseback transaction as a finance lease in accordance with paragraphs 20 to 30 of IAS 17; and,

•

defer the excess of the sales proceeds (proceeds from the sale by Hutchison to Protelindo) over the carrying amount of the towers and amortize it over the lease term, in accordance with paragraph 59 and 60 of IAS 17.

Please file your restated financial statements in an amended 2008 Form 20-F.

(a) Transfer of risks and rewards

We summarize and highlight below the salient factors on which we, as previously submitted, reached a reasonable judgment that (i) substantially all risks and rewards of the tower assets have been transferred to Protelindo; and (ii) accordingly, this leaseback transaction should be accounted for as an operating lease by reference to IAS 17:

•	The MLA does not contain a mandatory repurchase term.

•	It is not reasonably certain at the inception of the lease that the purchase option will be exercised. The reasons for this are set out under (b) below.

•	The 12 year lease term, which is a standard term in Indonesia, is only for 67% of the estimated economic life of the asset which does not constitute the major part of the economic life of the asset.

•

At the inception of the lease, the present value of the minimum lease payments over the 12 year lease term represents less than 90% of the fair value of the leased assets, calculated by reference to an income approach which is permitted under IFRS. Therefore the present value of the minimum lease payments does not represent substantially all of the fair value of the leased assets, in contrast to your assertion in point 1 of your comments.

•	The leased assets are not so specialised that only HCPT can use them without major modification. The sharing of towers by operators is common globally and is beginning to occur in Indonesia as well.

•	HCPT does not bear any risks or fluctuations in the residual fair value of the tower assets.

•	HCPT has options to extend the lease for Years 13 to 18, but only at rates that are not substantially below market rates.

(b) Fixed price purchase option

Whilst it is clear that a fixed price purchase option does exist at the inception of the lease, we wish to articulate below the key reasons in support of our contention that HCPT considers any exercise of such option to be commercially unlikely. The purchase price option is not considered by us to be reasonably certain of exercise due to significant uncertainties as to how the market will develop and the impracticality of purchasing a group of towers that are geographically widely spread (across a number of islands) and are expected to constitute a small percentage of our network. The network currently comprises approximately 9,000 towers and is expected to grow to over 25,000 towers within the 12-year period. We believe that the same view would be held by other telecom operators should they have entered into the same arrangements with Protelindo. In our view the option is not “at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised” (paragraph 10(b) of IAS 17, being one of the criteria for evaluating the classification of a lease as a finance lease).

1.	The commercial objective of HTIL for including the purchase option exercisable at the end of Year 12, or if the lease is extended for a further six years, at Year 18 (“the Original Purchase Option”) was to have a contingency plan or “insurance” to help ensure HCPT would continue to have access to a network — which is essential to its business. These provisions were to address the unlikely event that Protelindo’s business strategy changed, or if the tower market develops differently from our expectations — for example, if a monopoly supplier were to emerge, or if HCPT, despite it operating in a multiple supplier market, were unable to enter into an agreement with another lessor for alternate towers. This Original Purchase Option was viewed by HCPT as similar to a lease renewal clause giving it additional negotiating power to negotiate a lease extension if the need for one should later arise. We believe this same view would be held by other operators in the Indonesian market, which would seek to avoid the disruptions to their business at the end of the lease term.

2.	As discussed in our response letters dated May 7, 2009 and October 23, 2009, the Indonesian tower market is expected to undergo substantial change, and there continues to be an oversupply of towers, which we expect to increase due to the likely consolidation of the current 10 operators. In addition, we expect the pricing of key inputs to tower construction to remain volatile and uncertain. Although there is a difference between the fixed price for the existing option i.e. US$157 million and the estimated fair value of the leased assets at Year 12 of US$*, the uncertainties (both political and economic) in an emerging market like Indonesia over the next 12 years would not cause a reasonable operator, including HCPT, to believe that the fixed price purchase option is sufficiently lower than the fair value at the date the option becomes exercisable to make its exercise at all worthwhile.

3.	It is not the strategic intention of HCPT to repurchase towers, even if, at the time of potential exercise, they would be available at a discount. Other operators, if they had adopted the same shared tower strategy as HCPT would have the same view. This is due to both the significant financial outlay required and the lack of manpower and local expertise to manage approximately 3,700 or some similar number of towers, widely spread across a number of islands and constituting a small percentage of the network. If they were to be repurchased, the inability to on-sell the towers immediately due to their nature, locations and situation in an emerging market environment—with all the associated risks and uncertainties—makes it impractical to contemplate temporary ownership. This is due to both the lack of resources to manage the assets and the consequent disruptions that purchasing and sharing the towers would have on HCPT’s business operations. Evidence of this intention is supported by not only the business models of sister telecom companies of the HWL Group in countries including Sweden, the United Kingdom, Australia and Italy, but also by those of other global operators who do not own 100% of their networks and instead share them with other competing telecom operators.

4.	Further evidence that the Original Purchase Option was unlikely to be exercised and was instead viewed as the functional equivalent of a lease renewal clause is the fact that Protelindo approached HCPT to amend this clause just 14 months after the MLA was agreed. HCPT agreed to the request to substantially revise this provision, altering its form from the Original Purchase Option, as this was not considered necessary but had been put into the MLA only to provide a contingency plan or “insurance” as explained above. The fact that 90% of the option right was given up in return for a further lease renewal clause and purchase options for approximately 10% of the towers also indicates that the Original Purchase Option has little, if any, value.

The 2009 amendment provides important confirmation of HCPT’s original 2008 intention regarding the purpose of—and therefore the likelihood of exercise of—the fixed price purchase option and supports the 2008 accounting treatment.

(c) Conclusion

In conclusion, we continue to maintain that HCPT’s intention at inception was not to have, and that it does not have, substantially all the risks and rewards of the leased tower assets. This is because the present value of the minimum lease payments does not represent substantially all the fair value of the leased assets and the fixed price purchase option (the Original Purchase Option) has minimal, if any, economic value as indicated by the negotiation of the 2009 amendment, which evidences that little, if any, value was received for giving up this option.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

2.	You indicated to us on February 2, 2010 that Hutchison amended the 2008 lease agreement with Protelindo during November 2009 to remove Hutchison’s purchase option for the 3,700 telecommunications towers and to add an additional lease renewal option for years 18 through 24. Please explain to us the purpose for amending the lease agreement. As part of your response, please explain to us the value to Hutchison for obtaining a renewal option beyond year 18 when the economic life of the telecommunications towers is only 18 years and in light of your previous assertion to us that “it was unlikely that HCPT would exercise the {initial} option for extension.”

(a) Amendment to Contract

In an amendment agreement that was executed on November 24, 2009, HCPT agreed to remove the purchase option for the 3,692 towers except in respect of a small percentage of the sites and at different terms than were specified in the Original Purchase Option.

The Original Purchase Option was removed at Protelindo’s request (first made in May 2009), which we understand was made in relation to the requirements of its lenders, which wanted greater certainty of security for the pledge by Protelindo over the towers. HCPT was amenable to the removal of the Original Purchase Option as requested because, as explained above, this was seen as the functional equivalent of a lease renewal clause and it was never HCPT’s intention to repurchase the towers.

The Original Purchase Option gave HCPT the right to repurchase all the towers either at the end of the initial 12 year lease term (i.e. end of Year 12), or at the end of Year 18 if the Year 12 lease renewal option was exercised.

The relevant portions of the November 24, 2009 amendment agreement (“Amendment”) can be summarized as follows:

(1)	HCPT no longer has an option to repurchase all of the leased assets.

(2)	HCPT has been granted a second 6-year lease renewal option at the end of the first extended lease term (i.e. at the end of Year 18), at a rate of approximately 90% of the Year 18 rate or the then market rate, whichever is lower.

(3)(i)	To ensure that HCPT had the additional business protection to access some network sites, HCPT retains a purchase option only in respect of those “hub sites” on which no third party equipment has been co-located (“the Hub Option”).

(ii)	The Hub Option is only exercisable at the end of Year 18, and then only if HCPT has renewed the lease in Year 12; it is also exercisable at the end of Year 24 if HCPT has renewed the lease at the end of Year 18.

(iii)	The exercise price per site under the Hub Option is *.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

“Hub sites” are those network sites to which radio traffic is routed from other sites for maximum delivery efficiency, much like flights being routed through hub airports by airlines. In a typical network, hub sites comprise about 10 of every 100 sites, i.e. approximately 10% once the network has been built out. This percentage varies over time, but would remain near 10%.

(b) Implications of Amendment

The Amendment evidences and reinforces our original view and intention in respect of the Original Purchase Option: that it is functionally equivalent to a lease renewal clause and that we obtained it to ensure continuity of service.

The new lease renewal clause at Year 18 does not change our initial view that HCPT is unlikely to exercise the lease renewal option at Year 12 because of the following:

(a)	It is our view that there is little value in either of the lease renewal options because we expect market rates to continue to decline in this environment;

(b)	The lease renewal rate at Year 12 and at Year 18 is not substantially below the estimated market rate.

While the Amendment gives HTIL an additional lease term exercisable at the end of Year 18, this represents little value as it is at the end of the economic life of the towers, but it does provide a measure of insurance for future service continuity and provides an existing position to negotiate with competing providers of leased towers for service at a competitive rate.

(c) Conclusion

The assessment of the value of Original Purchase Option outlined above, which has taken into account the revised terms set out in the Amendment, provides additional evidence of and reinforces our contention that it was not reasonably certain, at the inception of the lease, that the Original Purchase Option would be exercised. This assessment underpins the accounting treatment adopted in the 2008 accounts. In addition, the Amendment was made at Protelindo’s request and in consideration of the factors set out above, and not in response to any changes in the market or other conditions that occurred between March 2008 and November 2009.

3.	Under paragraph 13 of IAS 17, a revised lease agreement is treated as a new lease going forward and the revision does not change the initial accounting made at inception of the lease. With this in mind, please explain to us any impact to your accounting from the November 2009 lease amendment and how Hutchison will account for the lease agreement in its December 2009 balance sheet and going forward.

Following the Amendment in November 2009, in accordance with paragraph 13 of IAS 17, we reassessed the accounting for the leaseback transaction, considering whether, after the Amendment, it needed to be accounted for differently going forward. On the basis that the fixed price purchase option (Original Purchase Option) at Year 12 no longer exists, being replaced by lease renewal clause at close to market rates and repurchase options limited to approximately 10% of the towers at Years 18 and 24, it is our view that the leaseback transaction should be accounted for as an operating lease in 2009.

The basis of our judgment that this transaction should be accounted for as an operating lease by reference to IAS 17 is as follows:

•	The MLA, as amended, does not contain a mandatory repurchase term.

•	The Hub Option to repurchase is only for some towers which represent a small proportion of the total towers sold.

•	As of the date of the Amendment, it is not reasonably certain that the Hub Option will be exercised due to the reasons set out above.

•	The remaining lease term of approximately 10 years represents only 62.5% of the estimated economic life of the asset, which does not constitute the major part of the asset’s economic life.

•

As of and following the Amendment, the present value of the minimum lease payments for the remaining period represents less than 90% of the fair value of the leased assets and therefore is not substantially all of the fair value of the leased assets.

•	The leased assets are not so specialized that only HCPT can use them without major modification. The sharing of towers by operators is common globally and is beginning to occur in Indonesia as well.

•	HCPT does not bear any risks or fluctuations in the residual fair value of the tower assets.

•	HCPT has options to extend the lease for additional periods, but only at rates that are not substantially below market rates.

Accordingly, HTIL continues to maintain that it is reasonable to determine that substantially all the risks and rewards of the tower assets have been transferred to Protelindo and therefore the most appropriate accounting for this leaseback transaction is as an operating lease.

4.	We have reviewed your response to prior comment number 4 in your letter dated January 15, 2010. It is our understanding that the vouchers are nontransferable and that to realize the economic benefit of the vouchers you are required to purchase specific assets in the future – i.e., the benefit of the vouchers is only realized if and when you purchase the qualifying assets. Based on the information provided in your response, we are unable to concur that the benefit of the vouchers should be recognized in the period that the vouchers are received. Instead, we believe that the benefit of the vouchers should be recognized as a reduction of the cost of the assets in the period(s) that the vouchers are used – i.e., the periods when you purchase the qualifying assets. If you continue to believe your accounting is correct, please provide additional support.

We note the Staff’s comment but continue to believe that the benefit of the vouchers should be recognized as income upon their award to HCPT by reference to paragraphs 89 and 92 of the Framework for the Preparation and Presentation of Financial Statements.

The reasons for this are:

•	The vouchers are realizable immediately upon their receipt at HCPT’s determination and this economic benefit is compensatory in nature,

•	The value of the vouchers is equivalent to their face value, is fixed, and can be used to offset liabilities to the Network Supplier as and when they arise,

•	The prices of the specific assets to be purchased from the Network Supplier using the vouchers were based on a separately pre-determined schedule of prices.

Addressing the principles set out in paragraphs 89 and 92 of the Framework for the Preparation and Presentation of Financial Statements:

•	*

•

* As the vouchers would be applied against liabilities arising from purchases of network equipment and managed services on a dollar-for-dollar basis, their value is equivalent to the face value of the vouchers and this can be reliably measured.

•

HCPT can use the full value of the vouchers upon receipt and had initially targeted to utilize substantially all the vouchers in 2008, having agreed commitments to place purchase orders for equipment and services sufficient to utilize all of the vouchers. However, due to delays in tower delivery, capital expenditures were delayed and only US$46 million of the total US$94 million of vouchers was utilized in 2008. HCPT could have used the remainder of the vouchers in 2008 and stored the equipment purchased with them, i.e. this decision on whether to delay the issuance of the orders and delivery of the equipment was wholly within HCPT’s control. Furthermore, there were no other conditions that HCPT needed to satisfy to realize the full economic benefits of the vouchers following their receipt.

•

* These prices are set out in the price book, which is attached as an annex to the NPA. The same price book has been used for another HCPT contract with the Network Supplier that was entered into prior to the issuance of the vouchers. The vouchers represent fair value of compensation. The vouchers therefore cannot be regarded as an inducement for HCPT to make future procurements and do not qualify as a discount for future purchases.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

Conclusion

On the basis of the above information, it is our judgment that the benefit of the vouchers should be recognized as income in the period in which the vouchers were received.

In connection with responding to the Staff’s comments, HTIL hereby acknowledges that

•	HTIL is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	HTIL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the 2008 Form 20-F and the matters addressed in this letter or require any additional information, please contact me by telephone at (852) 2128 3173 or by fax at (852) 2827 1393.

Yours sincerely,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer